FORM 6-K

SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Report of Foreign issuer

Pursuant to Rule 13a-16 or 15d-16 of
The Securities Exchange Act of 1934

(Commission file number) 0 - 017444

Akzo Nobel N.V.
(Translation of registrant’s name into English)

76, Velperweg, 6824 BM Arnhem, the Netherlands
(Address of principal executive offices)

SIGNATURES

Pursuant to the requirements of Section 12 of the Securities Exchange Act of
1934 the registrant has duly caused this report to be signed on its behalf of the undersigned, thereto duly authorized.

Akzo Nobel N.V.

Name :	R.J. Frohn	Name :	J.J.M. Derckx
Title :	Chief Financial Officer	Title :	Director Corporate Control

Dated : July 20, 2005

The following exhibit
is filed with this report
Akzo Nobel Report for the second quarter of 2005

Report for the 2nd quarter of 2005

Key figures

2nd quarter			Millions of euros (EUR)	January-June

2005	2004	%		2005	2004	%

182	149	22	Net income	469	282	66
0.64	0.52		- per share, in EUR	1.64	0.99

			Revenues
603	582	4	Organon	1,179	1,173	1
277	255	9	Intervet	539	513	5
1,502	1,403	7	Coatings	2,743	2,640	4
963	941	2	Chemicals, present operations	1,920	1,866	3
9	(29)		Intercompany revenues/other	14	(67)

3,354	3,152	6	Akzo Nobel, present operations	6,395	6,125	4
	225		Chemicals, divested activities		433
	(14)		Intercompany revenues		(26)

3,354	3,363	–	Total	6,395	6,532	(2)

			Operating income (EBIT)
87	79	10	Organon	323	147	120
60	40	50	Intervet	113	83	36
140	149	(6)	Coatings	202	233	(13)
77	69	12	Chemicals, present operations	174	154	13
22			IAS 39 fair value adjustments	22
(45)	(65)		Other	(74)	(105)

341	272	25	Akzo Nobel, present operations	760	512	48
	19		Chemicals, divested activities		35

341	291	17	Total	760	547	39

10.2	8.7		EBIT margin, in %	11.9	8.4

			Number of employees	61,640	61,450 [1]
					63,950 [2]

Net income – up 22% on 6%3 higher revenues

•	Organon – revenues growth; R&D expenses significantly up
•	Intervet – results jump on revenues growth and efficiency improvements
•	Coatings – continued pressure from raw materials and slower growth in mature markets
•	Chemicals – impacted by high energy prices and incidentals
•	Positive one-off items of EUR 29 million (2004: EUR 71 million negative)
•	Strong financial position
•	Outlook unchanged

For the impact of IFRS and certain other changes in the Company’s reporting see pages 18 and 19 of this report.

1	At December 31.
2	At June 30.
3	Present operations.

Report for the 2nd quarter of 2005

C O N D E N S E D C O N S O L I D A T E D S T A T E M E N T O F I N C O M E
2nd quarter			Millions of euros	January-June

2005	2004	%		2005	2004	%

3,354	3,363	–	Revenues	6,395	6,532	(2)
(3,042)	(3,001)		Operating costs	(5,809)	(5,889)
			One-off items:
24	9		- special benefits	173	53
22			- IAS 39 fair value adjustments	22
11	4		- results on divestments	13	4
(10)	(23)		- restructuring and impairment charges	(15)	(69)
(18)	(61)		- charges related to major legal, antitrust, and environmental cases	(19)	(84)

341	291	17	Operating income (EBIT)	760	547	39
(39)	(40)		Financing charges	(71)	(78)

302	251		Operating income less financing charges	689	469
(102)	(87)		Taxes	(207)	(170)

			Earnings of consolidated companies, after
200	164	22	taxes	482	299	61
(9)	(4)		Earnings from nonconsolidated companies	4	2

191	160		Earnings before minority interest	486	301
(9)	(11)		Minority interest	(17)	(19)

182	149	22	Net income	469	282	66

10.2	8.7		EBIT margin, in %	11.9	8.4
8.7	7.3		Interest coverage	10.7	7.0

			Net income per share, in EUR
0.64	0.52		- basic	1.64	0.99
0.63	0.52		- diluted	1.63	0.98

484	440	10	EBITDA	1,040	846	23

124	134		Capital expenditures	233	241
133	144		Depreciation	263	288

Report for the 2nd quarter of 2005

Net income up 22%
Net income in the second quarter rose 22% to EUR 182 million. Net income per share was EUR 0.64 (2004: EUR 0.52). Favorable business developments in Organon and Intervet as well as one-off net gains boosted second quarter results. As announced earlier, R&D expenses at Organon were increased significantly in line with our pipeline requirements. Higher raw material and energy prices at Coatings and Chemicals continue to put pressure on margins, in spite of selling price increases. Due to incidents, such as the strike in the pulp & paper industry in Finland and a scheduled maintenance stop at Base Chemicals, operational performance of Chemicals was below last year. As a consequence of the new collective labor agreement reached with the Dutch unions, a pretax incidental charge of EUR 25 million was included in this quarter, affecting all units.

For the first half of 2005, net income jumped 66% to EUR 469 million. This includes Organon’s EUR 149 million pretax special benefit from the termination of the Risperdal® copromotion.

Revenues – autonomous growth of 4%
Second-quarter revenues of the present operations amounted to EUR 3.4 billion, up 6% on last year. This was mainly attributable to autonomous growth for all units. Organon and Intervet achieved strong growth. Price increases of 6% at Coatings caused a slight volume decline in the mature markets. On the other hand, Coatings benefited from bolt-on acquisitions, particularly the German distributor Timpe & Mock. Chemicals’ volumes were flat, while selling prices were increased 3%. On balance, currency translation played a minor role in the quarter.

Revenues developed as follows:

In %	Total	Volume	Price	Currency translation	Acquisitions/ divestments

Organon	4	3	1	–
Intervet	9	6	2	1	–
Coatings	7	(2)	6	–	3
Chemicals, present
operations	2	–	3	(1)

Akzo Nobel	–	–	4	–	(4)[1]

1	Includes the effect of the Chemicals businesses divested in 2004.

Report for the 2nd quarter of 2005

Operating income – up 17%
Operating income of EUR 341 million was up 17% on last year. The EBIT margin was 10.2%, against 8.7% in the second quarter of 2004. Organon profited from higher sales. As announced earlier, Organon incurred significantly higher R&D expenses. Intervet achieved substantial earnings gains from volume growth and efficiency improvements. Coatings and Chemicals felt the impact from higher raw material and energy prices, while Chemicals was also affected by incidents, such as a scheduled maintenance stop at Base Chemicals and a strike of two months in the pulp & paper industry in Finland. Operating income in the second quarter of 2005 included a one-off net gain of EUR 29 million, whereas 2004 second-quarter earnings included a one-off net loss of EUR 71 million. So on balance, one-off items had a positive effect of EUR 100 million, when compared to last year. Excluding one-off items and divestments, operating income declined EUR 31 million from EUR 343 million to EUR 312 million. This includes incidental effects of the new collective labor agreement reached with the Dutch unions, which resulted in a charge of EUR 25 million, affecting all units.

The table below gives an analysis of the change in second quarter operating income compared to last year.

				Change from 2nd quarter of 2004

Millions of euros	EBIT for 2nd quarter of 2005	Total	Opera- tional perform- ance	New labor agree- ment Nether- lands	One-off items[1]	Divest- ments	Currency transla- tion	Lower pension charges

Organon	87	8	(9)	(10)	21	–	3	3
Intervet	60	20	15	(2)	6	–	–	1
Coatings	140	(9)	(12)	(4)	4	–	–	3
Chemicals,
present	77	8	(11)	(6)	22		–	3
Chemicals,
divested		(19)				(19)
IAS 39
adjustments	22	22			22
Other[2]	(45)	20	(5)	(3)	25	–	–	3

Akzo Nobel	341	50	(22)	(25)	100	(19)	3	13

1	One-off items are special benefits, restructuring and impairment charges, charges related to major legal, antitrust, and environmental cases, results on divestments, and IAS 39 fair value adjustments.
2	Other mainly comprises pension costs related to former employees of divested operations as well as the results of the (intermediate) holding companies, the captive insurance companies, Nobilon, and Nobilas.

Report for the 2nd quarter of 2005

IAS 39 fair value adjustments concern changes in the fair value of certain forward exchange contracts, petroleum swaps, and gas futures, for which under the IFRS-rules no hedge accounting is allowed. As a consequence the changes in fair value of these contracts had to be recognized in income directly.

In the second quarter of 2005, pretax charges of EUR 18 million were posted for environmental risks at derelict sites of companies acquired in the past. 2004 earnings included charges of EUR 61 million, which mainly related to antitrust and Remeron® cases.1

Earnings from nonconsolidated companies on balance were a loss of EUR 9 million (2004: a loss of EUR 4 million). The operational performance of the nonconsolidated companies on balance improved slightly, as higher results of Flexsys offset the loss of earnings from the divested Catalysts joint ventures. 2005 and 2004 earnings include net one-off losses of EUR 21 million and EUR 15 million, respectively, mainly related to certain guarantees for environmental costs (2005) and pensions (2004) granted to Acordis at the time of its divestment.1

New pension scheme in the Netherlands
Akzo Nobel has reached an agreement with the unions to implement a defined contribution pension scheme in the Netherlands. Under this new scheme as from July 1, 2005, the Company will pay a fixed annual premium, which is 20% of the pension base salary. As a consequence, fluctuations in pension liabilities or assets will no longer have an influence on the Company’s balance sheet and results.

In order to give a good start to the new set-up, Akzo Nobel will make a contribution of approximately EUR 150 million and provide a subordinated loan of EUR 100 million. In addition, the Company will prefinance employee premiums for an amount of EUR 50 million.

The new pension scheme is subject to approval by union members and the relevant regulatory authorities. The full accounting consequences will be recognized in the fourth quarter of 2005.

Outlook unchanged
We confirm our earlier expressed aspiration to achieve a full-year net income within the range of 2004, which was approximately EUR 800 million on an IFRS basis. This outlook is based on our current portfolio and excludes restructuring and impairment charges, charges related to major legal, antitrust and environmental cases, results on divestments, and the impact of the new pension scheme in the Netherlands.

1	Reference is made to the disclosures on pages 100 and 101 in the Akzo Nobel Annual Report 2004.

Report for the 2nd quarter of 2005

Organon – revenues growth; R&D expenses significantly up

2nd quarter			Millions of euros	January-June

2005	2004	%		2005	2004		%

603	582	4	Revenues	1,179	1,173		1

87	79	10	Operating income (EBIT)	323	147		120
14.4	13.6		EBIT margin, in %	27.4	12.5

32.7	33.8		S&D expenses as % of revenues	32.3	33.9

16.6	14.9		R&D expenses as % of revenues	16.4	15.9

118	107	10	EBITDA	384	206		86

19	24		Capital expenditures	34	52

			Invested capital	1,817	1,628	[1]

			Number of employees	14,180	14,090	[1]

[1]	At December 31.

•	Revenues – autonomous growth 4%
•	R&D expenses significantly up – investing in the pipeline
•	Asenapine – R&D milestone achieved
•	Step-up in R&D collaborations – contracts with Lexicon and Théramex
•	NuvaRing® – sales steadily increasing
•	Infertility products – renewed growth

Report for the 2nd quarter of 2005

Organon revenues showed 4% growth in the second quarter, after several quarters of decline. Volumes were up in most franchises, 3% in total, and prices increased 1%. Currency translation on balance had no impact. The main products developed as follows:

Millions of euros	Sales

		Autonomous growth, %

	2nd quarter
	2005	on Q-2 2004	on Q-1 2005

Contraceptives	140	6	4
–of which NuvaRing®	30	65	18
Puregon®/Follistim®	93	31	10
Remeron® outside U.S.	70	(12)	6
Livial®	40	(3)	12
Pharmaceutical ingredients	53	2	(2)

Operating income grew 10% to EUR 87 million. The EBIT margin was 14.4% (2004: 13.6%). The 2005 second-quarter figure included special benefits of EUR 18 million (2004: EUR 9 million), mainly reflecting the settlement of insurance claims for the West Orange site. One-off charges aggregated EUR 1 million, EUR 12 million less than last year, predominantly for the Remeron® cases. Organon's operational performance decreased EUR 9 million. Contributions from higher sales were more than offset by the substantial increase in R&D expenses, which in the second quarter were 16.6% of revenues.

Organon announced the achievement of a development milestone for asenapine, a novel psychotherapeutic investigational drug for the treatment of psychotic and mood disorders. On the basis of satisfactory results in the companies' clinical trial program, Pfizer now formally agreed to increase its share in Phase III development costs. The agreed future revenue sharing will remain in place. In June, Organon received an Action Letter from the FDA for its implantable contraceptive, Implanon™, which maintained the “approvable” status.

Organon concluded two important new R&D collaboration contracts during the quarter:

–	Organon and Lexicon Genetics will combine Organon’s expertise in clinical development, biologics manufacturing, and commercialization with Lexicon’s target discovery and biotherapeutics capabilities to accelerate the development of novel therapeutic antibodies and secreted proteins.
–	Merck KGaA affiliate Laboratoire Théramex granted worldwide development and marketing rights for its novel oral contraceptive EMM 310066, subject to approval from relevant authorities.

Report for the 2nd quarter of 2005

Intervet – results jump on revenues growth and efficiency improvements

2nd quarter			Millions of euros	January-June

2005	2004	%		2005	2004		%

277	255	9	Revenues	539	513		5

60	40	50	Operating income (EBIT)	113	83		36
21.7	15.7		EBIT margin, in %	21.0	16.2

24.2	24.3		S&D expenses as % of revenues	23.7	24.6

10.5	11.8		R&D expenses as % of revenues	10.6	11.7

74	51	45	EBITDA	140	106		32

12	11		Capital expenditures	25	23

			Invested capital	909	798	[1]

			Number of employees	5,270	5,270	[1]

[1]	At December 31.

•	Revenues – 8% autonomous growth in virtually all regions and franchises
•	EBIT margin of 21.7%
•	Benefiting from efficiency improvement in manufacturing
•	More focus – feed additives divestment announced

Report for the 2nd quarter of 2005

Revenues of Intervet (animal healthcare products) in the second quarter were up 9% to EUR 277 million. Autonomous growth was 8%, while currency translation had a positive effect of 1%. Intervet further expanded its strong market position in Europe, growing by 3%. The business benefited from improved supply reliability of biologicals, further introduction of Scalibor™ protector band (canine collar), and the launch of Porcilis® M Hyo (pig vaccine) in France. Sales in the United States also grew substantially, driven by the reintroduction of the Prestige™ line (equine vaccines) and high demand in the cattle health activities. Boosted by substantial growth in Brazil and Chile (mainly fish vaccines), sales in Latin America rose 20%. Lower sales in the Asian region due to avian influenza were offset by strong sales gains in Oceania, Russia, and the Middle East.

Intervet’s operating income jumped 50% to EUR 60 million, attributable to the autonomous revenues growth and efficiency improvements throughout the unit. The EBIT margin improved from 15.7% to 21.7%. It was Intervet’s best quarter in 3 years. Significant performance improvement was realized in manufacturing. Consolidation efforts and yield improvement programs are paying off and resulted in 3% lower cost of goods when compared to the same period last year. The aim is to optimize production planning and logistical performance by improved management information systems, including the new ERP system, which is being rolled out in 2005 and early 2006. Earnings include a special benefit of EUR 6 million related to the settlement of a claim filed by Intervet.

Intervet concluded an agreement to divest some of its feed additives activities to the Bulgarian company Biovet®. Scheduled to be finalized on July 31, the deal—which is subject to various corporate and governmental approvals—concerns the sale of Intervet’s Sacox®, Salocin®, Flavomycin®, Gainpro®, Hostazym®, and Stenorol® products.

Report for the 2nd quarter of 2005

Coatings – continued pressure from raw materials and slower growth in mature markets

2nd quarter			Millions of euros	January-June

2005	2004	%		2005	2004		%

			Revenues
607	548		Decorative Coatings	1,049	980
432	409		Industrial activities	819	782
252	227		Marine & Protective Coatings	478	446
231	232		Car Refinishes	440	453
(20)	(13)		Intragroup revenues/other	(43)	(21)

1,502	1,403	7	Total	2,743	2,640		4

140	149	(6)	Operating income (EBIT)	202	233		(13)
9.3	10.6		EBIT margin, in %	7.4	8.8

174	181	(4)	EBITDA	268	296		(9)

28	29		Capital expenditures	46	50

			Invested capital	2,380	2,067	[1]

			Number of employees	29,170	28,860	[1]

1	At December 31.

•	Autonomous growth 4% – prices up 6%; volumes down 2%
•	Continued increases of raw material prices – particularly in the industrial businesses
•	Decorative Coatings – slow market conditions in Europe; rest of world doing better
•	Industrial activities – coil and wood coatings in Europe under pressure
•	Car Refinishes – some signs of recovery; restructuring ongoing
•	Acquisition of Swiss Lack announced

Note: Nobilas, accident management services, has been transferred from Coatings to Other. The 2004 figures have been adjusted accordingly.

Report for the 2nd quarter of 2005

In the second quarter, revenues of the Coatings activities continued to grow: 7% to EUR 1.5 billion. Prices were up 6%, but volumes were down 2%, mainly in Europe. Business in the emerging markets continued to grow. Acquisitions added 3% to revenues, predominantly related to the German distributor Timpe & Mock.

Earnings of all business units are still under pressure from raw material prices, even though selling price increases of 6% were implemented across the board. This pressure is particularly felt by Industrial Finishes and Protective Coatings, for which solvents are important raw materials.

Operating income fell 6% to EUR 140 million. The EBIT margin was 9.3% (2004: 10.6%).

Included in 2005 earnings are restructuring charges of EUR 5 million (2004: EUR 9 million). The restructuring programs continue to progress well, resulting in a workforce reduction of 310 in the first half of 2005. In growth areas, such as Asia and Eastern Europe, and due to seasonal influences and acquisitions the workforce expanded by 620.

The Decorative Coatings activities in Western Europe were under pressure from weak economic circumstances. In other areas, especially in Turkey, the business is doing better. The industrial activities, notably the coil and wood coatings activities in Europe, are under pressure. The aerospace coatings activities did better. Car Refinishes, which is implementing a major worldwide restructuring, is showing signs of recovery.

Capital expenditures of EUR 28 million (88% of depreciation) were slightly down from the previous year’s level. Expenditures are especially directed toward participation in the booming growth in Asia. Firmly established as a key strategic market, China is important for future growth. Recently the Company opened a new decorative coatings facility in Suzhou near Shanghai. Akzo Nobel also opened a new factory in Vietnam for decorative coatings.

Decorative Coatings has signed an agreement to acquire Swiss Lack, Switzerland’s leading paint company with annual sales of EUR 45 million. The deal is expected to be completed by the end of 2005.

Report for the 2nd quarter of 2005

Chemicals – impacted by high energy prices and incidentals

2nd quarter			Millions of euros	January-June

2005	2004	%		2005	2004		%

			Revenues
211	213		Pulp & Paper Chemicals	420	422
183	172		Functional Chemicals	354	341
179	178		Base Chemicals	396	363
135	142		Surfactants	260	277
116	110		Polymer Chemicals	227	218
177	164		Activities to be divested	347	322
(38)	(38)		Intragroup revenues/other	(84)	(77)

963	941	2	Total	1,920	1,866		3

77	69	12	Operating income (EBIT)	174	154		13
8.0	7.3		EBIT margin, in %	9.1	8.3

137	135	1	EBITDA	294	280		5

64	61		Capital expenditures	126	102

			Invested capital	2,339	2,048	[1]

			Number of employees	11,700	11,890	[1]

1	At December 31.

•	Autonomous growth of 3% – mainly higher selling prices
•	More pressure from raw material and energy prices and slowing economy – affecting most units
•	Base Chemicals – scheduled maintenance stop at Rotterdam site
•	Pulp & Paper Chemicals – impacted by a two-month strike in the pulp & paper industry in Finland
•	Divestment program – on track

Note: All figures and comments concern the present operations of Chemicals. The 2004 revenues figures have been adjusted for the regrouping of activities within Chemicals.

Report for the 2nd quarter of 2005

Chemicals’ second-quarter revenues of EUR 963 million were 2% higher than last year. With more uncertain economic conditions in the various regions and markets, volumes were flat, while prices were up 3% from last year. Currency translation had a negative effect of 1%.

Operating income rose 12% to EUR 77 million. The EBIT margin was 8.0% (2004: 7.3%). 2005 earnings include a net one-off gain of EUR 7 million, consisting of the book profit on the divestment of the Company’s interest in Svensk Ethanolkemie, partially offset by restructuring charges. 2004 second-quarter earnings included restructuring charges of EUR 15 million. The operational performance of the Chemicals activities decreased EUR 11 million, mainly reflecting the impact from higher energy and raw material prices–affecting almost all businesses–and the results of several incidents. Base Chemicals was affected by a scheduled maintenance stop at the Rotterdam site, while Pulp & Paper felt the impact of a two-month strike in the pulp & paper industry in Finland.

Continued restructuring programs resulted in a workforce reduction of 220 in the first half of 2005.

Capital expenditures, including major projects in the Netherlands and Brazil, were EUR 64 million, which is 110% of depreciation. The new Brazilian pulp & paper unit came on stream in May.

Akzo Nobel announced an investment of EUR 26 million in two chemical businesses in Sweden: a further capacity increase at the expanding ethylene amines production facility in Stenungsund and the construction of a new plant in Skoghall to manufacture water treatment chemicals.

In February, the Company announced that it intends to divest certain activities, which represent a total of around EUR 700 million in revenues. The processes to realize these divestments are on track.

Report for the 2nd quarter of 2005

C O N D E N S E D C O N S O L I D A T E D S T A T E M E N T O F C A S H F L O W S
Millions of euros	January-June

	2005		2004

Earnings before minority interest	486		301
Depreciation and amortization	280		299

Cash flow	766		600

Changes in working capital	(639)		(337)
Impairments	2		30
Changes in provisions, deferred tax assets and
nonconsolidated companies	(84)		(125)
Other changes	(12)		(1)

Net cash provided by operations		33		167

Capital expenditures	(233)		(241)
Acquisitions	(28)		(22)
Proceeds from divestments	28		44
Repayments nonconsolidated companies	5		121
Other changes	(24)		(1)

Net cash used for investing activities		(252)		(99)
Dividends paid		(268)		(270)

Funds balance		(487)		(202)

Net cash generated by/(used for) financing
activities		41		(138)
Effect of exchange rate changes on cash and
cash equivalents		30		6

Change in cash and cash equivalents		(416)		(334)

Report for the 2nd quarter of 2005

Operational cash flow lower due to higher working capital requirements
The funds balance for the first half of 2005 was EUR 487 million negative (2004: EUR 202 million negative).

Cash flow from operations decreased from EUR 167 million to EUR 33 million in 2005. The proceeds from improved profitability were more than offset by the higher seasonal increase of working capital. The latter amongst other includes the effects of higher revenues in the second quarter, steeply increased raw material prices, taxes paid during the first half year, and the EUR 25 million receivable from Johnson & Johnson for the termination of the Risperdal® copromotion.

Capital expenditures were EUR 233 million (2004: EUR 241 million), which is 89% of depreciation.

Repayments from nonconsolidated companies in 2004 primarily stemmed from Acordis.

Net cash generated by financing activities in 2005 was the effect of the termination of a currency swap1, partially offset by redemption of short-term borrowings.

Workforce – down 560 due to restructurings
At June 30, 2005, the Company had 61,640 employees, compared with 61,450 at year-end 2004 and 63,950 at June 30, 2004. Cost saving measures at Coatings and Chemicals caused a decrease of 560 in the first half of 2005. Growth of certain businesses, seasonal influences, and acquisitions and divestments on balance resulted in a workforce expansion of 750. Developments were as follows:

	June 30,		Other	December 31,
	2005	Restructurings	changes	2004

Organon	14,180		90	14,090
Intervet	5,270		–	5,270
Coatings	29,170	(310)	620	28,860
Chemicals	11,700	(220)	30	11,890
Other	1,320	(30)	10	1,340

Akzo Nobel	61,640	(560)	750	61,450

1	In January 2005, the Company terminated a currency swap contract whereby EUR 250 million floating-rate EURIBOR-related liabilities were swapped into USD 223 million LIBOR-related liabilities, generating EUR 78 million in cash proceeds. This swap was part of an interest rate currency swap whereby euro-denominated fixed rate liabilities were swapped into floating rate U.S. dollar-denominated liabilities.

Report for the 2nd quarter of 2005

C O N D E N S E D C O N S O L I D A T E D B A L A N C E S H E E T
		January 1,
		2005; incl.
	June 30,	IAS 32 and	December
Millions of euros	2005	39	31, 2004

Intangible assets	473	448	448
Property, plant and equipment	3,682	3,535	3,535
Deferred tax assets	754	778	784
Other financial noncurrent assets	824	883	624

Total noncurrent assets	5,733	5,644	5,391

Inventories	2,113	1,978	1,978
Receivables	3,380	2,791	2,761
Cash and cash equivalents	1,395	1,812	1,811

Total current assets	6,888	6,581	6,550

Total assets	12,621	12,225	11,941

Akzo Nobel N.V. shareholders' equity	3,006	2,638	2,626
Minority interest	152	140	140

Equity	3,158	2,778	2,766

Provisions	3,587	3,613	3,608
Deferred income	42	56	56
Long-term borrowings	3,055	2,983	2,694

Total noncurrent liabilities	6,684	6,652	6,358

Short-term borrowings	246	258	258
Current payables	2,533	2,537	2,559

Total current liabilities	2,779	2,795	2,817

Total equity and liabilities	12,621	12,225	11,941

Gearing	0.60	0.51	0.41

Invested capital	8,355	7,559	7,254

Shareholders’ equity per share, in EUR	10.52	9.23	9.19
Number of shares outstanding, in millions	285.8	285.8	285.8

Report for the 2nd quarter of 2005

C H A N G E S I N E Q U I T Y
Millions of euros	Share- holders’ equity	Minority interest	Equity

Balance at December 31, 2004	2,626	140	2,766
Adoption of IAS 32 and 39 for financial instruments	12		12
Income	469	17	486
Dividends	(257)	(11)	(268)
Share-based payments	3		3
Fair value changes of forward exchange contracts designated for hedge accounting	(3)		(3)
Changes in exchange rates	156	13	169
Changes in minority interest in subsidiaries		(7)	(7)

Balance at June 30, 2005	3,006	152	3,158

Strong financial position
Invested capital at June 30, 2005, amounted to EUR 8.4 billion, EUR 0.8 billion higher than at January 1, 2005, mainly due to the seasonal increase of working capital and positive currency translation effects.

Equity was up EUR 0.4 billion to EUR 3.2 billion because of first half-year retained income and positive currency translation effects. Net interest-bearing borrowings increased by EUR 0.5 billion, as a consequence of the seasonally negative funds balance. Gearing was 0.60 (January 1, 2005: 0.51). The Company remains in a strong financial position.

Arnhem, July 20, 2005	The Board of Management

Report for the 2nd quarter of 2005

Implementation of International Financial Reporting Standards
This interim financial information has been prepared on the basis of the recognition and measurement requirements of IFRS as in June 2005. The 2004 comparative figures have been restated accordingly.

For the accounting policies applied see the document “Summary of Significant Accounting Policies,” which can be found on the Company’s website.

In summary, the impact of IFRS on the Company’s accounts is a decline in shareholders’ equity at December 31, 2004, of EUR 410 million. On balance, net income for the first half of 2004 increased 15%. All this is mainly attributable to the differences in the method of accounting under IFRS for pensions and other postretirement benefits, the recognition of deferred taxes on intercompany profit, the recognition of the payment received from Pfizer for the asenapine cooperation, the recognition of goodwill, and the recognition of restructuring provisions. For the most part, the changed accounting relates to timing of the recognition of assets, liabilities, and related results.

The reconciliation of shareholders’ equity at December 31, 2004, and of net income for the first half of 2004 is as follows:

Millions of euros	Shareholders’ equity at December 31, 2004	Net income for the 1st half year of 2004

Figure based on NL GAAP	3,036	245
Pensions and other postretirement benefits	(425)	26
Deferred taxes on intercompany profit	33	(22)
Termination of goodwill amortization	19	12
Pfizer payment	(45)	11
Discounting of provisions	20	(9)
Other long-term employee benefits	(8)	–
Share-based payments	(10)	–
Restructuring provisions	–	16
Other	6	3

Figure based on IFRS	2,626	282

Report for the 2nd quarter of 2005

In addition, until 2004, the Company separately reported so-called nonrecurring items. These related to income and expenses resulting from normal business operations, which, because of their size or nature, are disclosed separately for a better understanding of the underlying result for the period. IFRS does not allow this concept. Therefore, the Company will not report IFRS earnings figures excluding nonrecurring items on the face of the statement of income. However, for better insight into the Company’s earnings development, the most important elements of nonrecurring items will now be reported on separate lines within operating income in the statement of income.

The Company used to report royalty income under “Other results” in the statement of income. Under IFRS, royalty income is reclassified to “Revenues.” Also proceeds for certain services rendered by the Company, which used to be deducted from cost lines in the statement of income, have now been reclassified to “Revenues.”

IFRS as applied for the restated figures of 2004 do not include standards IAS 32 and 39 for financial instruments. The Company has opted for the transition provision of IFRS 1 to apply these standards as from January 1, 2005. The after-tax effect of the implementation of IAS 32 and 39 on January 1, 2005, on balance, is a credit to shareholders’ equity of EUR 12 million1. The balance sheet at January 1, 2005, including IAS 32 and 39, on page 16 provides more information on the effect of the adoption of these standards.

For a detailed explanation of the impact of IFRS on the Company’s financial statements see the report “IFRS-based reporting for 2004 & implementation of IAS 32 and 39,” which can be found on the Company’s website.

1	It should be noted that the impact of the adoption of IAS 32 and 39 has been determined to the best of our present knowledge. The recognition of financial instruments is a very complex matter. As a consequence, our views and position could be subject to change.

Report for the 2nd quarter of 2005

The report for the 3rd quarter of 2005 will be published on October 19, 2005.

Note
The data in this report are unaudited.

Revenues consist of sales of goods and services, and royalty income.

Autonomous growth is defined as the change in revenues attributable to changed volumes and selling prices. It excludes currency, acquisition, and divestment effects.

Operational performance is defined as (the change in) operating income excluding effects from currency translation, divestments, and changes in pension charges, and one-off items. In this quarter it also excludes certain one-time effects of the new collective labor agreement in the Netherlands.

One-off items are special benefits, restructuring and impairment charges, charges related to major legal, antitrust, and environmental cases, and results on divestments.

EBIT margin, formerly called return on sales, is operating income (EBIT) as percentage of revenues.

Safe Harbor Statement*
This report contains statements which address such key issues as Akzo Nobel’s growth strategy, future financial results, market positions, product development, pharmaceutical products in the pipeline, and product approvals. Such statements, including but not limited to the “Outlook,” should be carefully considered, and it should be understood that many factors could cause forecasted and actual results to differ from these statements. These factors include, but are not limited to price fluctuations, currency fluctuations, developments in raw material and personnel costs, pensions, physical and environmental risks, legal issues, and legislative, fiscal, and other regulatory measures. These factors also include changes in regulations or interpretations related to the implementation and reporting under IFRS, decisions to apply a different option of presentation permitted by IFRS, and various other factors related to the implementation of IFRS, including the implementation of IAS 32 and 39 for financial instruments. Stated competitive positions are based on management estimates supported by information provided by specialized external agencies. For a more complete discussion of the risk factors affecting our business please see our Annual Report on Form 20-F filed with the United States Securities and Exchange Commission, a copy of which can be found on the Company’s website www.akzonobel.com.

* Pursuant to the U.S. Private Securities Litigation Reform Act 1995.

Additional Information The explanatory sheets used by the CFO during the press conference can be viewed on Akzo Nobel’s Internet site at: www.akzonobel.com/news/presentations.asp	Akzo Nobel N.V. Velperweg 76 P.O. Box 9300 6800 SB Arnhem The Netherlands
	Tel.	+ 31 26 366 4433
	Fax	+ 31 26 366 3250
	E-mail	ACC@akzonobel.com
	Internet	www.akzonobel.com